8/31/18


Securities and Exchange Commission
450 Fifth Street NW
Washington, DC  20549

RE:	Schedule 13G
	Akebia Theraputics inc
	As of 8/31/2018

Gentlemen:

In accordance with Section 13(d)(5) of the Securities Exchange Act of 1934, attached please find a copy of Schedule 13G for the above named company showing beneficial ownership change as of 8/31/18 filed on behalf of Eagle Asset Management, Inc.

Very truly yours,



Damian Sousa
Vice President
Chief Compliance Officer
DS:CC
Enclosures

cc:	Office of the Corporate Secretary
	Akebia Therapeutics, Inc.
	245 First Street
	Suite 1100
	Cambridge, MA 02142
















SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.  3     )*

Akebia Therapeutics, Inc.
(Name of Issuer)


Common Stock
(Title of Class of Securities)


00972D105
(CUSIP Number)


Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Page 1 of 5 Pages






CUSIP NO. 00972D105					     13G

 1  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eagle Asset Management, Inc.      59-2385219

 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (A) ______
                                                      (B) ______

 3  SEC USE ONLY

 4 CITIZENSHIP OR PLACE OF ORGANIZATION

   State of Florida

        NUMBER OF             5   SOLE VOTING POWER
         SHARES                           0
      BENEFICIALLY            6   SHARED VOTING POWER
         OWNED                             - - -
         AS OF
       8/31/18 		    7  SOLE DISPOSITIVE POWER
        BY EACH                           0
       REPORTING              8   SHARED DISPOSITIVE POWER
      PERSON WITH                      - - -

 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                  [_____]

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             0%

12  TYPE OF REPORTING PERSON*

            IA

Page 2 of 5 Pages









Item 1(a) 	Name of Issuer:

          	Akebia Therapeutics Inc.


Item 1(b) 	Address of Issuer's Principal Executing Offices:

       		Akebia Therapeutics, Inc.
		245 First Street
		Suite 1100
		Cambridge, MA 02142



Item 2(a) 	Name of Person Filing:

         	Eagle Asset Management, Inc.


Item 2(b) 	Address of Principal Business Office:

        	880 Carillon Parkway
          	St. Petersburg, Florida  33716


Item 2(c)	Citizenship:

          	Florida


Item 2(d) 	Title of Class of Securities:

          	Common Stock


Item 2(e)	CUSIP Number:

          	00972D105


Item 3    	Type of Reporting Person:

(e) Investment Adviser registered under Section 203 of the Investment Advisors Act of 1940



Page 3 of 5 Pages




Item 4   	Ownership as of 08/31/18

         (a)  	Amount Beneficially Owned:

              	0  shares of common stock beneficially owned including:

                 No. of Shares
             	 Eagle Asset Management, Inc.                   0

          (b)  	Percent of Class:                               0%


         (c)	Deemed Voting Power and Disposition Power:

                 (i)         (ii)          (iii)       (iv)
					   Deemed      Deemed
		Deemed      Deemed         to have    to have
                to have	     to have	   Sole Power  Shared Power
   		Sole Power   Shared Power  to Dispose  to Dispose
                to Vote or   to Vote or    or to       or to
              	to Direct    to Direct     Direct the  Direct the
              	to Vote      to Vote       Disposition Disposition

Eagle Asset    	 0          ----            0          ----
Management, Inc.


Item 5   	Ownership of Five Percent or Less of a Class:

        	 If this statement is being filed to report the fact that as of the date here of the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
             	( X)

Item 6   	Ownership of More than Five Percent on Behalf of Another Person:

              	 N/A

Item 7   	Identification and Classification of the Subsidiary which Acquired
              	the Security Being Reported on by the Parent Holding Company:

              	 N/A

Page 4 of 5 Pages






Item 8   	Identification and Classification of  Members  of the Group:   N/A


Item 9   	Notice of Dissolution of Group:   N/A


Item 10  	Certification:

         	By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         	Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 8/31/18		EAGLE ASSET MANAGEMENT, INC.



 					_________________________________
 					Damian Sousa
 					Vice President
 					Chief Compliance Officer





Page 5 of 5 Pages